Gateway Energy Corporation

1415 Louisiana Street, Suite 4100

Houston, TX 77002

March 13, 2013

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:       Andrew D. Mew, Accounting Branch Chief

Scott Stringer, Staff Accountant

Re:          Gateway Energy Corporation

Form 10-K for the Fiscal Year Ended December 31, 2011

Filed March 30, 2012

File No. 000-06404

Gentlemen:

The following response addresses the comments of the reviewing staff of October 22, 2012 (the "Comment Letter") relating to the Form 10-K for the fiscal year ended December 31, 2011, filed March 30, 2012 (the “10-K”) of Gateway Energy Corporation (the “Company”).  The responses set forth herein refer to the staff’s comments by number.

Notes to Consolidated Financial Statements

(1) Income Taxes

We note your response to prior comment 2.  We remain unclear how the positive evidence you provided outweighs the cumulative loss in recent years which is a significant piece of objective, negative evidence that is difficult to overcome.  We note from your results of operations for the six months ended June 30, 2012, that revenues continue to decrease.  We note the disclosure within Management’s Discussion and Analysis indicates that there are no assurances that transportation revenues will not continue to decrease or even contribute to revenue.  We also note your recent disclosure within the Form 8-K filed October 16, 2012 that you are not in compliance with loan covenants.  These losses in early future periods along with the unsettled circumstances related to your transportation revenues and loan covenants are further negative evidence that may suggest the need for a valuation allowance against your deferred tax assets.  If you continue to believe there is adequate positive evidence that outweighs the negative objective evidence please provide us in further detail the nature of this evidence, including your detailed five-year projection of taxable income with your appropriate assumptions along with their basis behind the projections.  And support your conclusion by explaining to us how you considered the guidance in FASB ASC 740-10-30-21 through 30-23.  Otherwise please revise to include a valuation allowance.

Response

The Company has determined that it erred in its conclusions to not record a valuation allowance for its Deferred Tax Asset at December 31, 2011, and will restate its reported results for the year ended December 31, 2011, and for the quarterly periods ended March 31, 2012, June 30, 2012 and September 30, 2012.

We acknowledge that:

•      the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•      staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•      the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Frederick M. Pevow
Frederick M. Pevow

Chief Executive Officer